February 5, 2011

Jenn Do

Branch Chief

Terence O'Brien

United States

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C.  20549

Re:

Ultimate Products Corporation

Form 10-K for the year ended March 31, 2010 filed July 9th, 2010

Form 10-Q for the period ended June 30, 2010

Form 10-Q for the period ended September 30, 2010

File No. 333-152011

Dear Ms. Do,

The following are the registrants responses to your comment letter of January 24,  2010.

General

1.

In your amended filings, please include a prominently located explanatory note addressing the reason(s) for why the amendment is being filed. Please consider providing us with a draft of the amendment you intend to file on EDGAR prior to such filing.

A prominently displayed explanation is included in the amendment in section _____. In addition, a draft copy of the amendment is attached to the letter prior to filing of the amendment.

2.

Please revise your disclosures throughout your Form 10-K to consistently communicate to investors your defined business plan and anticipated operations. Specifically, in the Business section of your Form 10-K, you indicate that your business plan is to sell magnesium oxide board. However in MD&A, you indicated you are involved in the oil and gas production on page 8 and 9. On page 9, you also indicate that you are generating revenues from the sale of educational courses through your website.

Please see draft and the amended filing that clarification as to the business plan of the company has been made.

Report of the Independent Registered Public Accounting Firm, page F-3

3.

In your amendment to your 2010 Form 10-K, please include a report from your independent registered public accounting firm that includes the cumulative period, February 15, 2008 (inception date) through March 31, 2010 for your statements of operations, stockholders' equity, and cash flows. Please refer to Rule 2-02(c) of Regulation S-X for guidance.

The report has been added.

4.

In your amended 2010 Form 10-K, please correct the dates for the first two columns.

The correction has been made.

Item 9A. Controls and Procedures, page 11

5.

We note your conclusions that both your disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2010. However, the Item 4 disclosures in each of the forms 10-Q for the periods ended June 30, 2010 and September 30, 2010 state that the Company "continues to report a material weakness in internal control over financial reporting relating to Disclosure Controls." The  identification of a material weakness requires an ineffective conclusion for your internal control over financial reporting for all periods in which the material weakness exists. Further, a material weakness in internal control over financial reporting may also lead to an ineffective conclusion for your disclosure controls and procedures, depending on the material weakness in relation to the definition of disclosure controls procedures. If you had a material weakness or weaknesses as of March 31, 2010, please amend your Form 10-K to address the following:

•

Revise your conclusion for your disclosure controls and procedures to state that they are ineffective, or to provide investors with an understanding of how you determined your disclosure controls and procedures are effective in light of the material weakness or weaknesses. Refer to Item 307 of Regulation S-K for guidance.

•

Revise your conclusion to state that your internal control over financial reporting is ineffective due to the material weakness or weaknesses further described. Please refer to Item 308T of Regulation S-K for guidance.

•

Identify the specific control deficiencies (i.e., what weaknesses in your control environment exists that is reasonably possible of causing a material misstatement not to be identified in a timely manner, including how and when you identified the control of deficiencies. Provide investors with an understanding of how the material weaknesses could impact your consolidated financial statements (i.e., the accounting errors that are at risk of being undetected). State whether the material weakness led to any adjustments to your consolidated financial statements, including the amounts of any adjustments, if any. Finally, please disclose your plan (i.e., the specific steps and actions you intend to take) to remediate that material weaknesses identified, including your anticipated timing to complete your plan.

•

To the extent that this material weakness was identified during prior periods and you have made changes to your internal control over financial reporting to remediate the material weakness, please revise your disclosures to state the specific steps taken during the fourth quarter of fiscal year 2010 to address the material weakness. Please note that you should not include any "except for" language in explaining to investors the changes that have been made to your internal control over financial reporting.

The disclosure that states that the Company "continues to report a material weakness in internal control over financial reporting relating to Disclosure Controls" is incorrect and the effected filings have bee amended to reflect the corrections.

Exhibit 31.1

6.

Please revise your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to confirm to the exact language in Item 601(B)(31) of Regulation S-K. In this regard, please ensure that you include all of the components of the certification and do not modify, insert or delete any of the language per Item 601(B)(31 of Regulation S-K. In the amended filing, please update the date of the certification and reference the amendment filing in the first paragraph of the certification. Please also address this comment in the amendments for your form 10-Q.

Changes have been made to Exhibit 31.1 and amendments per this comment 6.

Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010

7.

Please amend your June 30, 2010 and September 30, 2010 Forms 10-Q to disclose your conclusion about the effectiveness or ineffectiveness of your disclosure controls and procedures as of the end of each of these periods. If you conclude that your disclosure controls and procedures are ineffective, please provide investors with an understanding of the material weaknesses causing this conclusion. Please refer to our comment above.

Our controls are not ineffective and the amended filings have been corrected to remove ineffective language to effective language.

8.

Please revise your disclosures for the changes in internal control over financial reporting to state the specific changes made to your internal control over financial reporting during the respective quarters. If no changes to your internal control over financing reporting occurred during the respective periods, please state as such. Please note that you should not include any "except for" language in explaining to investors the changes that have been made to your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

No changes have been made to our internal control over financial reporting.

Very truly yours,

/s/ George Vogelei

George Vogelei, President